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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Date of this announcement

Tuesday April 23, 2024

The +securities the subject of this notification are:

Other

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

New class - code to be confirmed	Share Rights	698,295	23/04/2024

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number
ACN	157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

23/4/2024

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

Other

Please specify

Issue of Share Rights to Directors following approval at the 2024 AGM.

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

does not have an existing ASX security code ("new class")

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3C - number and type of +securities the subject of this notification (new class)

New +securities

ASX +security code	+Security description
New class - code to be confirmed	Share Rights

+Security type	ISIN code
Other

Date the +securities the subject of this notification were issued

23/4/2024

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02783255-2A1510979

Any other information the entity wishes to provide about the +securities the subject of this notification

Please provide any further information needed to understand the circumstances in which you are notifying the issue of these +securities to ASX, including why the issue of the +securities has not been previously announced to the market in an Appendix 3B

Issue of Share Rights following Shareholder approval at the 2024 AGM.

Issue details

Number of +securities

698,295

Were the +securities issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Share rights is part of all non-executive Director remuneration.

Purpose of the issue

To pay for services rendered

Additional Details

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	4 / 6

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVX : ORDINARY FULLY PAID	488,912,007

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVXAD : PERFORMANCE RIGHTS	19,383,613

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	28,166,667

NVXAL : CONVERTIBLE NOTES	45,221,586

New class - code to be confirmed : Share Rights	698,295

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

No

5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

Yes

5.2a Date of meeting or proposed meeting to approve the issue under listing rule 7.1

17/4/2024

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